Exhibit 99.1

Claude Resources Inc. Reports First Quarter Results
Trading Symbols
TSX - CRJ
NYSE Amex - CGR
"Claude Resources records net earnings of $1.8 million in Q1"

SASKATOON, June 6, 2011 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported its first quarter financial and operating results. For the quarter ended March 31, 2011, the Company recorded a net profit of $1.8 million, or $0.01 per share. This compares to a net loss of $1.6 million for the comparable period in 2010, or $0.01 per share.

Speaking today in Saskatoon, President and Chief Executive Officer Neil McMillan stated, "We had a very busy and successful first quarter of 2011. During the quarter we achieved commercial production at the new Santoy 8 Gold Mine, conducted two exploration programs at Seabee and Amisk, established the first drill chamber at Madsen to target the high grade 8 Zone and safely executed our major winter re-supply program for the Seabee Gold Operation. Early in the second quarter, we commenced the Phase II drill program to test the 8 Zone at Madsen. The Phase II drill program will continue throughout the year and could potentially be expanded."

Financials:

On January 1, 2011, the Company transitioned to the International Financial Reporting Standards ("IFRS"). The new accounting policies under IFRS have been used in this quarter's information and related quarterly information for comparative purposes. Further details regarding IFRS can be found in the Company's first quarter MD&A of 2011 available on Sedar (www.sedar.com).

For the three months ended March 31, 2011, cash flow from operations(1) before net changes in non-cash working capital improved 290 percent to $3.9 million, or 0.03 per common share, from $1.0 million, or 0.01 per common share, in the first quarter of 2010. Despite slightly higher operating costs due to increased spending on labour, cash cost per ounce (1) of gold fell two percent to CDN $924 (U.S. $938) per ounce during the first quarter from CDN $946 (U.S. $909) in the first quarter of 2010.

(1) For an explanation of non-IFRS performance measures refer to "Non-IFRS Performance Measures" in the Company's MD&A filed on www.sedar.com.

Gold revenue from the Company's Seabee Gold Operation for the quarter ended March 31, 2011 increased 30 percent to $13.3 million from $10.2 million reported in the first quarter of 2010. The increase in gold revenue was attributable to increased gold sales volume (Q1 2011 - 9,461 ounces; Q1 2010 - 8,890 ounces) and a 23 percent improvement in Canadian dollar gold prices realized (Q1 2011 - $1,408 (U.S. $1,428); Q1 2010 - $1,147 (U.S. $1,103)).

Financial and Operating Highlights (unaudited):

	Three Months	Three Months
	March 31	March 31
	2011	2010

Gold revenue (CDN$ millions)	13.3	10.2
Cash flow from operations (CDN$ millions)	3.9	1.0
Net profit (loss) (CDN$ millions)	1.8	(1.6)
Net profit (loss) per share ($)	0.01	(0.01)
Average realized gold price (CDN$ per oz / US$ per oz)	1,408/1,428	1,147 / 1,103
Cash costs (CDN$ per oz / US$ per oz)(1)	924 / 938	946 / 909
EBITDA ($ millions)(1)	3.2	0.6
Tonnes Milled	50,501	38,490
Head Grade (grams per tonne)	6.20	7.79
Recovery (%)	94.8%	95.7%
Gold Produced (ounces)	9,539	9,221
Gold Sold (ounces)	9,461	8,890
Production costs (CDN$ million)	$8.7	$8.4

(1) For an explanation of non-IFRS performance measures refer to "Non-IFRS Performance Measures" in the Company's MD&A filed on www.sedar.com.

On May 4, 2011, the Company completed the "bought-deal" equity financing previously announced on April 6, 2011. The offering consisted of the issuance of 20,000,000 common shares of the Company at a price of $2.50 per common share; in addition, the underwriters of the offering exercised their overallotment option for an additional 3,000,000 common shares at a price of $2.50 per common share. The aggregate gross proceeds raised under the offering was $57.5 million.

For the quarter ended March 31, 2011, total mine operating costs increased four percent to $8.7 million from $8.4 million for the same period in 2010. This result was in line with Management expectations.

Operations:

For the quarter ended March 31, 2011, Claude extracted and processed 50,501 tonnes of ore at its Seabee Gold Operation with a grade of 6.20 grams of gold per tonne (Q1 2010 - 38,490 tonnes at 7.79 grams of gold per tonne). Sales volume for the quarter was 9,461 ounces of gold compared to 8,890 ounces of gold in Q1 2010, an increase of six percent period over period. Produced ounces for the period increased by three percent to 9,539 ounces from 9,221 ounces in Q1 2010.

Exploration:

Claude continued its aggressive exploration and development strategy during the first quarter of 2011. Exploration at the Seabee Gold Operation focused on drill testing of the Neptune and Trident targets. At the Amisk Gold Project, exploration continued with the release of a National Instrument 43-101 open-pit resource estimate, drilling in excess of 3,300 metres in eight holes and advancement of metallurgical and engineering test work.
Exploration at Madsen advanced shaft dewatering and rehabilitation towards a planned Phase II underground drill program which began in the second quarter of 2011.

Outlook:

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation;
iii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iv)	Invest in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

For 2011, forecasted gold production at the Seabee Gold Operation is estimated to range from 54,000 to 58,000 ounces of gold. Unit cash costs for 2011 are estimated to be similar to 2010.

Conference Call:

We invite you to join our conference call on June 6, 2011 at 11:00 am EST.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191. A replay will be available until June 10, 2011 at 11:59 PM ET by calling 1-416-849-0833 or 1-800-642-1687 and entering the passcode 67513072.

To view and listen to the webcast please use the following URL in your web browser:
http://event.on24.com/r.htm?e=314976&s=1&k=9CFA78012A1925E453B7279C8D863B44

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX: CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 938,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Philip Ng, P.Eng, Senior Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q1 2011 financial statements and notes (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:00e 06-JUN-11